Exhibit 99.1

FIRST POTOMAC REALTY TRUST

PRO FORMA FINANCIAL INFORMATION

(UNAUDITED)

The following pro forma financial statement of First Potomac Realty Trust (the “Company”) has been prepared to provide pro forma financial information with respect to One Fair Oaks, which the Company acquired on April 8, 2011 for approximately $60.3 million, including the assumption of a $52.4 million mortgage loan (fair valued at $52.9 million at acquisition).

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2011 assumes that the One Fair Oaks acquisition occurred on January 1, 2011. A pro forma balance sheet as of September 30, 2012 is not included herein because One Fair Oaks was reflected in the Company’s unaudited consolidated balance sheet as of September 30, 2012 included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Form 10-Q”). A pro forma consolidated statement of operations for the nine months ended September 30, 2012 is not included herein because One Fair Oaks was fully reflected in the Company’s unaudited statement of operations for the nine months ended September 30, 2012 included in the Form 10-Q.

No adjustments have been made to reflect the impact of properties acquired in 2011 prior to March 31, 2011 as those acquisitions were individually insignificant and the results of those acquisitions were included in the Company’s audited historical results for the year ended December 31, 2011 for at least nine months.

In the opinion of the Company’s management, all adjustments necessary to reflect the effects of the acquisition of One Fair Oaks have been made. The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of what the Company’s actual results of operations or financial condition would have been had the acquisition of One Fair Oaks occurred on January 1, 2011, nor does it purport to represent the future results of operations or financial condition of the Company. The unaudited pro forma consolidated statement of operations and accompanying notes should be read in conjunction with the financial statements included in the Company’s Current Report on Form 8-K filed on February 14, 2013 for the year ended December 31, 2011.

FIRST POTOMAC REALTY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December, 2011

(unaudited, in thousands, except per share amounts)

	Historical (A)	One Fair Oaks (B)	Pro Forma
Revenues
Rental revenue	$138,261	$1,420	$139,681
Tenant reimbursement	32,929	664	33,593

Total revenues	171,190	2,084	173,274
Operating expenses
Property operating	41,123	474	41,597
Real estate taxes and insurance	16,563	172	16,735
General and administrative	16,027	—	16,027
Acquisition costs	5,042	—	5,042
Depreciation and amortization	59,997	729	60,726
Contingent consideration	(1,487)	—	(1,487)

Total operating expenses	137,265	1,375	138,640

Operating income	33,925	709	34,634

Interest and other expenses, net	36,057	974	37,031

Loss from continuing operations	(2,132)	(265)	(2,397)
Income tax benefit	633	—	633

Loss from continuing operations, net of tax	(1,499)	(265)	(1,764)
Loss from continuing operations attributable to noncontrolling interests	385	21	406

Loss from continuing operations attributable to First Potomac Realty Trust	(1,114)	(244)	(1,358)

Less: Dividends on preferred shares	(8,467)	—	(8,467)

Net loss from continuing operations available to common shareholders	$(9,581)	$(244)	$(9,825)

Loss from continuing operations per share:
Basic and diluted	$(0.21)		$(0.21)
Weighted average common share outstanding:
Basic and diluted	49,323		49,323

FIRST POTOMAC REALTY TRUST

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

STATEMENTS OF OPERATIONS

(A) Reflects the Company’s historical consolidated statement of operations for the year ended December 31, 2011. See the historical consolidated financial statements and notes thereto included in the Company’s Current Report on Form 8-K filed on February 14, 2013.

(B) Reflects the operating results of One Fair Oaks, prior to its acquisition on April 8, 2011, including depreciation and amortization expense and an adjustment to rental revenue related to allocation of the purchase price to tenant improvements, customer and tenant relationships, the origination value of leases and the fair value of at, above or below market leases.

Interest expense consists of interest from assumed mortgage debt with a fair value of $52.9 million and an effective interest rate of 6.72%.

Property operating expenses have been adjusted to eliminate historical management fees for One Fair Oaks because the property has been managed by the Company since acquisition.

The adjustment to noncontrolling interests reflects the allocable share of the property’s operating results.

The Company’s excess of distributions over earnings related to its participating securities are accounted for as a reduction in total earnings attributable to common shareholders in the Company’s computation of earnings or loss per share. For the year ended December 31, 2011, the Company’s loss from continuing operations was increased by $0.2 million related to its excess distributions over earnings in the calculation of its loss from continuing operations per share.